TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

FOR THE QUARTER ENDED JANUARY, 2005

 March 31, 2005

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and should be read in conjunction with the consolidated financial statements for first quarter ended January 31, 2005.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement

The following information, prepared as of March 31, 2005, should be read in conjunction with the January 31, 2005, first quarter financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has an inactive wholly owned subsidiary, Titan Trading Corp., and a wholly owned subsidiary, Titan Trading GP Inc., the general partner for Titan Trading Limited Partnership 1, a newly formed Limited Partnership.  All inter-company balances and transactions have been eliminated on consolidation.  Titan Trading Limited Partnership 1 was formed subsequent to year end.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003 Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (Cignal) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.  These products are known as: 1) the N1Expert Trading System and 2) Titan’s Order Processing Software, or TOPS.

The Company’s wholly owned market timing software, N1Expert, relies upon the application of artificial intelligence (“AI”) to stock index trading, using neural networks and expert systems.  Neural networks constitute an AI based mathematical pattern recognition technique that allows software to mimic the information processing functions of humans.  The software is “taught” to recognize complex patterns through trial and error, without being programmed with specific preconceived rules.  This pattern recognition ability allows the software to generate buy and sell signals on the S&P 500 futures contracts to trade large swings on the S&P 500 stock index.

The automated trading platform, TOPS, which the Company has certain rights to pursuant to a license with Cignal, may conceptually be divided into two parts:

▪

Trading system software; and

▪

Automatic order execution software

These parts, when assembled with other components form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looking for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to trade execution engines, currently RediPlus and RealTick.  The software can operate in simulation mode, where no orders are actually placed, in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, where orders are executed without any operator intervention.

Titan holds an exclusive use license and a third party revenue interest in the TOPS Technology and plans to exploit this Technology and Titan’s wholly owned proprietary software in two ways:

1.

by establishing a profitable trading operation; and

2.

by marketing and licensing software to third parties.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of such a system during 2004.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and In Canada on the TSX Venture Exchange.

The Company’s business strategy is to market and license its stock market timing software as an automated trading platform, directly to trading firms, institutional investors, and active traders. Additionally, Titan expects to conduct trading operations on its own behalf, in joint ventures, or in partnership with other investors.  Sales will be conducted by direct selling and referrals.  The selling proposition is that the software and service improves trading results.  During 2004 the Company began beta testing and trading in a third party account.   In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, now Director of US Trading Operations, began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the Company’s financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

In December 2004, the Company announced Mr. Robert Roddick joined the Board of Directors.

The main focus for 2005 will be to market and license to other trading firms, and utilize for the Company’s trading operations, the Company’s stock market timing software and the Technology. The Company has also formed a Limited Partnership to raise capital and will use the automated trading programs.

OVERALL PERFORMANCE

Titan has had no operating revenue to date, and continues to fund the Company solely through private placements.

Equity placements

Subsequent to October 31, 2004, the Company announced two placements of common shares and immediately detachable purchase warrants, as described below:

On November 30, 2004, the Company completed a private placement for an aggregate amount of $204,550.  1,363,667 units were issued at $0.15 per unit, which were comprised of one common share and one common share purchase warrant exercisable at $0.20 in year one, and $0.25 in year two, and expiring on November 30, 2006.  Dr. Powell, subscribed for 400,000 units of the placement.

In January 2005, the Company completed a shares for debt settlement transaction with an arm’s length party and a related party.  The total debt extinguished was $209,809, of which $89,104 was comprised of loans and advances from Dr. Powell, an officer and director of the Company.  The common shares in the capital of the Company were issued at a deemed price of $0.12.   Dr. Powell was issued 742,533 common shares.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others: completing a private placement (Note 10), obtaining financing from new lenders, and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2005, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, goods and services tax receivables, accounts payable, and loans and advances.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, due to their short-term nature.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however all of the Company’s property is currently located in Canada.  To date the Company has not generated revenues, and has relied on funding solely through private placements.

In November 2004, the Company opened an office in West Palm Beach, Florida to be used as a base for Titan’s US trading operations.  Mr. Carrozza is the director of Titan’s US trading operation.  He is a registered series 7 and 63 broker, has eighteen years experience and is the chief trading architect behind the Company’s trading logic for TOPS.  Establishing a US presence will facilitate the Company’s business objectives and enable the Company to introduce TOPS to the trading community.  The office also provides a training location for Titan’s future business partners.

RESULTS OF OPERATIONS

Titan incurred a net loss of $147,220 for the three months ended January 31, 2005 as compared to a loss of $194,847 for the comparative period in 2004. The net loss for the same period 2004 included a $129,500 share compensation expense, which was reversed in fourth quarter 2004.  With the reversal of that entry, the overall increase in net loss in the current period is primarily due to the increase in activity of the Company to that of the comparative period where the Company had halted software development activities while it reorganized its affairs and management in 2004.

Research and Development fees of $60,000 – (2004 – 30,000) in the current period is a direct result of the Company focusing on the continued development of the software programs as the Company tests the trading software in comparison to the same period last year, when the Company was restructuring.

Professional Fees $25,510  (2004 – $6,452) increased substantially in  the first quarter in comparison to the same quarter last year as the Company focused efforts on forming a Limited Liability Partnership to raise funding for the trading program.

Amortization expense for the period ended January 31, 2005 was $1,429 (2004 - $378) due to the acquisition of several computers during the past fiscal year for trading and testing purposes.

Management and consulting fees for the period ended was $29,500 (2004-$13,270) in connection with an increase in staffing in the areas of corporate communications and trading staff.

In addition, pursuant to a personal arrangement, Mr. Philip Carrozza, Director of US Trading Operations, began trading an account for the same third party using the Technology.  As the Company had no agreement in place with this third party to be compensated for these trading activities, the trading results are not reflected in the financial results.  It is the Company’s intention to use this trading performance to attract paying clients.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Jan31 2005	Oct 31 2004	July 31 2004	April 30 2004
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	147,220	429	134,760	127,553
Net loss per share (fully diluted)	.01	.01	.01	.01

	For the three month period ended
	Jan 31 2004	Oct. 31 2003	July 31 2003	April 30 2003
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	194,847	45,470	51,296	59,942
Net loss per share (fully diluted)	.02	.01	.01	.01

The statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada, which do not differ materially with those established in the United States.

Large fluctuations between quarters is due to a compensation expense $129,500 which was accounted for  in the period ended January 31, 2004, and reversed in fourth quarter, October 31,  2004.

As of the second quarter April 30, 2004, management had completed a restructuring of the Company and had increased its operations in an effort to re-write and peak the performance of the Company’s software trading programs.

During 2003, the Company was restructuring and had very limited overhead.

LIQUIDITY

The Company’s working capital deficiency as of January 31, 2005, was $81,833 (2004 – 59,448)   and the capital deficiency was $59,478.

The Company has since its inception, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the Technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in 2004 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software. On February 22, 2005, Titan announced the release of the first version of its automated trading platform known as TOPS which will greatly assist traders with trading activities.  This trading platform has been used by Mr. Carrozza, at the Company’s US trading office.  On December 15, 2004, the Company began trading in its own account and over a sixty day period had an annualized return of 116%.

The Company also announced the creation of its first limited partnership, Titan Trading Limited Partnership 1 (TTLP1).  The general partner, Titan trading GP Inc., is a wholly owned subsidiary of the Company.  The limited partners must be accredited investors.  TTLP1 will offer up to 100 units at US $10,000 per unit.  TTLP1 will trade the funds using TOPS software and the N1 Expert System (a system designed to profit from large multi-day moves on the broad S&P 500  (Standard and Poors) stock market index) for a period of approximately two years.  The profits will initially be divided on the basis of 80% to the limited partners and 20% to the general partner of TTLP1. When 100% return to the limited partners has been achieved, the profits henceforth will be disbursed on a 50/50 basis.  There will be an annual fee paid to the Company equal to 2% of the net asset value of TTLP1.

SUBSEQUENT EVENTS

On February 14, 2005, pursuant to a private placement, the Company issued 1,453,333 units at $0.15 per unit, for aggregate proceeds of $218,000.  Each unit consisted of one common share and one common purchase warrant exercisable at $0.20 in year one and $0.25 in year two, and expiring on February 14, 2007.  Dr. Powell subscribed for 300,000 units and Mr. Roddick subscribed for 66,667 units of the placement.

In March 2005, the Company completed a private placement offering in an amount of CDN $120,000 (US $100,000).  The units had a subscription price of $0.12 Canadian ($0.10 US) per unit.  Each unit consisted of one common share and one half of a purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share of the Company for a price of $0.18 Canadian ($0.15 US) until one year after the closing date.  The subscriber to the private placement was a private investment group from the United States.

TRANSACTIONS WITH RELATED PARTIES

The related party transactions are in the normal course of operations and are recorded at the exchange amount.

An amount of $62,335, classified as a receivable, was due from a director.  The amount was non interest bearing, unsecured, and had no fixed terms of repayment.  Subsequent to quarter end, the loan remains outstanding.

As previously disclosed, at quarter end an amount of $48,441 was due and payable by the Company to a shareholder, director, and officer of the Company.    Subsequent to quarter end, a portion of the debt was settled.  The remaining amount is unsecured and has no established repayment terms.

Management fees and research and development costs of $75,000 (2004 - $65,520) were paid to officers and directors of the Company during the first quarter of  2005.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of March 31, 2005

Class	Par Value	Authorized	Issued
Common Shares	Nil	100,000,000	18,790,373

Description of Options, Warrants and Convertible securities outstanding, as of March 31, 2005.

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	1,500,000	$0.10	Dec. 22, 2008	N/A
Stock Options	200,000	$0.12	May 10, 2009	N/A
Stock Options	510,593	$0.155	Feb. 16, 2010	N/A
Stock Options*	1,250,000	$0.25	March 1, 2010	N/A

Purchase Warrants	1,040,000	$0.12	March 16, 2006	N/A
Purchase Warrants	1,212,000	$0.12	March 16, 2006	N/A
Purchase Warrants	759,999	$0.20	October 22, 2005	N/A
Purchase Warrants	1,363,667	$0.20 in year one $0.25 in year two	Nov. 30, 2006	N/A
Purchase Warrants	1,453,333	$0.20 in year one $0.25 in year two	Feb. 14, 2007	N/A
Purchase Warrants	250,000	$0.18	Feb. 28, 2006	N/A
Purchase Warrant	250, 000	$0.18	March 14, 2006	N/A

* The stock option grant is subject to shareholder approval at the Company’s next Annual General Meeting of Shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.